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SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 2)

Information Resources, Inc.
(Name of Subject Company)

Information Resources, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(and Associated Preferred Share Purchase Rights)
(Title of Class of Securities)

456905108
(CUSIP Number of Class of Securities)

Monica M. Weed
Executive Vice President and General Counsel
Information Resources, Inc.
150 North Clinton Street
Chicago, Illinois 60661
(312) 726-1221
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Terrence R. Brady
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5600

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Information Resources, Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on July 14, 2003, as amended by Amendment No. 1 thereto filed with the Commission on August 1, 2003 (as amended, the "Schedule 14D-9"), with respect to the tender offer made by Gingko Acquisition Corp., a Delaware corporation, to purchase all of the outstanding common stock of the Company, together with the associated Preferred Share Purchase Rights. Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 14D-9 or the Offer to Purchase (as defined in the Schedule 14D-9), as applicable. The Schedule 14D-9 is hereby further amended and supplemented as follows:

Items 2 and 8.

        Items 2 and 8 of the Schedule 14D-9 are hereby amended and supplemented by adding the following new paragraph at the end thereof:

"On August 4, 2003, the Company consented to the extension of the Expiration Date of the Offer by Purchaser to 12:00 midnight, New York City time, on August 29, 2003, unless the Offer is extended to a later date. The Offer was initially set to expire at 12:00 midnight, New York City time, on August 8, 2003. Purchaser announced this extension of the Expiration Date on August 4, 2003."

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INFORMATION RESOURCES, INC.
Dated: August 5, 2003	By:	/s/ JOSEPH P. DURRETT
Name: Joseph P. Durrett Title: Chairman, Chief Executive Officer and President

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  Items 2 and 8.
SIGNATURE